SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VanceInfo Technologies Inc.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

921564100
(CUSIP Number)

July 18, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 17 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 921564100	13G/A	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Spruce, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 60,966 Ordinary Shares based on direct ownership of 60,966 American depositary shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 60,966 Ordinary Shares based on direct ownership of 60,966 American depositary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,966 Ordinary Shares based on direct ownership of 60,966 American depositary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 921564100	13G/A	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Balsam, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 133,669 Ordinary Shares based on direct ownership of 133,669 American depositary shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 133,669 Ordinary Shares based on direct ownership of 133,669 American depositary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,669 Ordinary Shares based on direct ownership of 133,669 American depositary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 921564100	13G/A	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Sequoia, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 111,688 Ordinary Shares based on direct ownership of 111,688 American depositary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 111,688 Ordinary Shares based on direct ownership of 111,688 American depositary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,688 Ordinary Shares based on direct ownership of 111,688 American depositary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 921564100	13G/A	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Dragon Pine, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,679,972 Ordinary Shares based on direct ownership of 1,679,972 American depositary shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,679,972 Ordinary Shares based on direct ownership of 1,679,972 American depositary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,679,972 Ordinary Shares based on direct ownership of 1,679,972 American depositary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 921564100	13G/A	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Pine Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 306,323 Ordinary Shares based on direct ownership of 306,323 American depositary shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 306,323 Ordinary Shares based on direct ownership of 306,323 American depositary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 306,323 Ordinary Shares based on direct ownership of 306,323 American depositary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 921564100	13G/A	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Pine Members LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,679,972 Ordinary Shares based on direct ownership of 1,679,972 American depositary shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,679,972 Ordinary Shares based on direct ownership of 1,679,972 American depositary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,679,972 Ordinary Shares based on direct ownership of 1,679,972 American depositary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 921564100	13G/A	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Pine Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,520,851 Ordinary Shares based on direct ownership of 2,520,851 American depositary shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,520,851 Ordinary Shares based on direct ownership of 2,520,851 American depositary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,520,851 Ordinary Shares based on direct ownership of 2,520,851 American depositary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 921564100	13G/A	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen F. Mandel, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,507,146 Ordinary Shares based on direct ownership of 4,507,146 American depositary shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,507,146 Ordinary Shares based on direct ownership of 4,507,146 American depositary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,507,146 Ordinary Shares based on direct ownership of 4,507,146 American depositary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 921564100	13G/A	Page 10 of 17 Pages

Item 1 (a).	NAME OF ISSUER:

VanceInfo Technologies Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3/F Building 8 Zhongguancun Software Park, Haidian District Beijing 100193, People’s Republic of China

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Lone Spruce, L.P., a Delaware limited partnership ("Lone Spruce"), with respect to the American depositary shares (defined in Item 4 A.(a) below) directly owned by it;

(ii)	Lone Balsam, L.P., a Delaware limited partnership ("Lone Balsam"), with respect to the American depositary shares directly owned by it;

(iii)	Lone Sequoia, L.P., a Delaware limited partnership ("Lone Sequoia"), with respect to the American depositary shares directly owned by it;

(iv)	Lone Dragon Pine, L.P., a Delaware limited partnership ("Lone Dragon Pine"), with respect to the American depositary shares directly owned by it;

(v)	Lone Pine Associates LLC, a Delaware limited liability company ("Lone Pine Associates"), with respect to the American depositary shares directly owned by Lone Spruce, Lone Balsam, and Lone Sequoia;

(vi)	Lone Pine Members LLC, a Delaware limited liability company ("Lone Pine Members"), with respect to the American depositary shares directly owned by Lone Dragon Pine;

(vii)
Lone Pine Capital LLC, a Delaware limited liability company ("Lone Pine Capital"), which serves as investment manager to Lone Cypress, Ltd. ("Lone Cypress"), Lone Kauri, Ltd. ("Lone Kauri") and Lone Himalayan Pine Master Fund, Ltd. ("Lone Himalayan Pine Master Fund"), each a Cayman Islands exempted company, with respect to the American depositary shares directly owned by each of Lone Cypress, Lone Kauri and Lone Himalayan Pine Master Fund; and

(viii)
Stephen F. Mandel, Jr. ("Mr. Mandel"), with respect to the American depositary shares directly owned by each of Lone Spruce, Lone Balsam, Lone Sequoia, Lone Dragon Pine, Lone Cypress, Lone Kauri and Lone Himalayan Pine Master Fund.

CUSIP No. 921564100	13G/A	Page 11 of 17 Pages

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, Connecticut 06830.

Item 2(c).	CITIZENSHIP:

Lone Spruce, Lone Balsam, Lone Sequoia, and Lone Dragon Pine are limited partnerships organized under the laws of the State of Delaware.  Lone Pine Associates, Lone Pine Members and Lone Pine Capital are limited liability companies organized under the laws of the State of Delaware.  Mr. Mandel is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares (the "Ordinary Shares")

Item 2(e).	CUSIP NUMBER:

921564100

CUSIP No. 921564100	13G/A	Page 12 of 17 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

A.	Lone Spruce, L.P.
(a)
Amount beneficially owned: 60,966. The amounts used herein are Ordinary Shares beneficially owned based on direct ownership of American depositary shares of the Issuer (“American depositary shares”). Each American depositary share represents one Ordinary Share.

(b)
Percent of class: 0.1%  The percentages used herein and in the rest of Item 4 are calculated based upon the Company's Form 20-F filed on June 9, 2011 which states that as of December 31, 2010 there were 44,556,910 Ordinary Shares issued and outstanding.  Each American depositary share represents one Ordinary Share.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 60,966
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 60,966

CUSIP No. 921564100	13G/A	Page 13 of 17 Pages

B.	Lone Balsam, L.P.
	(a)	Amount beneficially owned: 133,669
	(b)	Percent of class: 0.3%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 133,669
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 133,669

C.	Lone Sequoia, L.P.
	(a)	Amount beneficially owned: 111,688
	(b)	Percent of class: 0.3%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 111,688
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 111,688

D.	Lone Dragon Pine, L.P.
	(a)	Amount beneficially owned: 1,679,972
	(b)	Percent of class: 3.8%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,679,972
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 1,679,972

E.	Lone Pine Associates LLC
	(a)	Amount beneficially owned: 306,323
	(b)	Percent of class: 0.7%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 306,323
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 306,323

F.	Lone Pine Members LLC
	(a)	Amount beneficially owned: 1,679,972
	(b)	Percent of class: 3.8%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,679,972
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 1,679,972

G.	Lone Pine Capital LLC
	(a)	Amount beneficially owned: 2,520,851
	(b)	Percent of class: 5.7%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 2,520,851
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 2,520,851

CUSIP No. 921564100	13G/A	Page 14 of 17 Pages

H.	Stephen F. Mandel, Jr.
	(a)	Amount beneficially owned: 4,507,146
	(b)	Percent of class: 10.1%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 4,507,146
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 4,507,146

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Lone Pine Associates, the general partner of Lone Spruce, Lone Sequoia, and Lone Balsam has the power to direct the affairs of Lone Spruce, Lone Sequoia, and Lone Balsam, including decisions respecting the disposition of the proceeds from the sale of shares.  Lone Pine Members, the general partner of Lone Dragon Pine, has the power to direct the affairs of Lone Dragon Pine, including decisions respecting the disposition of the proceeds from the sale of shares.  Lone Pine Capital, the investment manager of Lone Cypress, Lone Kauri and Lone Himalayan Pine Master Fund, has the power to direct the receipt of dividends from or the proceeds of the sale of shares held by Lone Cypress, Lone Kauri and Lone Himalayan Pine Master Fund.  Mr. Mandel is the Managing Member of each of Lone Pine Associates, Lone Pine Members and Lone Pine Capital and in that capacity directs their operations.

CUSIP No. 921564100	13G/A	Page 15 of 17 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 921564100	13G/A	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  July 20, 2011

By:

Stephen F. Mandel, Jr., individually and (a) as Managing Member of Lone Pine Associates LLC, for itself and as the general partner of (i) Lone Spruce, L.P., (ii) Lone Balsam, L.P. and (iii) Lone Sequoia, L.P.; (b) as Managing Member of Lone Pine Members LLC, for itself and as the general partner of (i) Lone Dragon Pine, L.P.; and (c) as Managing Member of Lone Pine Capital LLC

CUSIP No. 921564100	13G/A	Page 17 of 17 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledges and agrees that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledges that he shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  July 20, 2011

By:

Stephen F. Mandel, Jr., individually and (a) as Managing Member of Lone Pine Associates LLC, for itself and as the general partner of (i) Lone Spruce, L.P., (ii) Lone Balsam, L.P. and (iii) Lone Sequoia, L.P.; (b) as Managing Member of Lone Pine Members LLC, for itself and as the general partner of (i) Lone Dragon Pine, L.P.; and (c) as Managing Member of Lone Pine Capital LLC